SCHEDULE 13G
Under the Securities Exchange Act of 1934

Genocea Biosciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

372427104
(CUSIP Number)

January 17, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372427104
1	NAMES OF REPORTING PERSONS
Vivo Opportunity, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,180,000 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
8,180,000 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,180,000 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The number represents shares of common stock held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. The number does not include (a) 1,635,000 shares of common stock issuable upon conversion of 1,635 shares of the issuer’s Series A convertible preferred stock or (b) 4,907,500 shares of common stock issuable upon exercise of 9,815,000 Class A warrants, as the reporting person is prohibited from converting the Series A convertible preferred stock into shares of common stock, or exercising such warrants for shares of common stock, if, as a result of such conversion or exercise, the reporting person, together with its affiliates, would own more than 9.99% of the total number of shares of common stock then issued and outstanding.

(2)	Based on 81,884,164 shares of common stock of the issuer outstanding following two underwritten offerings, assuming none of the shares of Series A preferred stock are converted to common stock and none of the warrants are exercised.

Item 1.(a)	Name of Issuer:

Genocea Biosciences, Inc.

(b)	Address of Issuer's Principal Executive Offices:

Cambridge Discovery Park, 100 Acorn Park Drive, 5th Floor, Cambridge, MA

Item 2. (a)	Name of Person Filing:

Vivo Opportunity, LLC

(b)	Address of Principal Business Office or, if None, Residence:

505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Opportunity, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

372427104

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The shares of common stock are held of record by Vivo Opportunity Fund, L.P.

Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. The voting members of Vivo Opportunity, LLC are Frank Kung, Albert Cha, Shan Fu, Gaurav Aggarwal and Michael Chang, none of whom has individual voting or investment power with respect to these shares of common stock and each of whom disclaims beneficial ownership of such shares of common stock.

(b)	Percent of class:

9.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 8,180,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,180,000

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Opportunity, LLC

January 26, 2018
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)